

April 28, 2011

Via Facsimile and U.S. Mail

Richard L. Franklin, M.D., Ph.D.
Executive Chairman
SyntheMed, Inc.
200 Middlesex Essex Turnpike
Suite 210
Iselin, NJ 08830

> **Re:** **SyntheMed, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Amended April 15, 2011**
> **File No. 000-20580**

Dear Dr. Franklin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is required, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Pathfinder, LLC, page 8

1. Please expand your revisions in response to prior comment 1 to clarify what you mean by "the foreseeable future" as it relates to generating revenues. Ensure that such revised disclosure is consistent with the materials you provided to us. Also, we reissue the part of prior comment 1 regarding disclosing your working capital deficiency.

Merger Consideration, page 10

2.   Please expand your revisions in response to prior comment 5 to disclose the number of options to be assumed on a post-transaction basis and the number that will be held by the affiliates mentioned in the last paragraph on page 11.

Voting and Revocation of Proxies, page 29

3.   We note your revised disclosure in response to prior comment 6. Please tell us your basis for concluding that Proposal Number 2 should be classified as non-discretionary. In particular, we note your disclosure on page 66 that approval of the proposal is a condition to the closing of the merger, cannot be waived as a practical matter and that you need the additional authorized shares to issue in connection with the merger.

Background for the Merger, page 31

4.   We refer to your response to prior comment 7. Please tell us why you deleted the disclosure concerning efforts to raise capital. Did you not attempt to raise capital? If you did, and those efforts were unsuccessful, it is unclear why those efforts are not discussed here as part of your reasons for seeking a business combination or similar transaction.

5.   Please expand your revisions in response to prior comments 10 and 11 to clarify the extent of participation by Dr. Franklin and Mr. Gruber in the deliberations and vote regarding the letter of intent and credit and security agreement. Also tell us, with a view toward disclosure, whether the special committee and board considered the terms of the credit and security agreement in determining whether to approve the transaction, including registrant's ability to repay the amounts loaned in the event the transaction was not completed.

6.   We note your revisions in response to prior comment 26; however, it continues to be unclear what substantive negotiations transpired with respect to the management termination agreements. Please revise to clarify. Also revise to clarify the nature of Pathfinder's interest in those agreements, as noted on page 34.

Reasons for the Merger, page 36

7.	Please tell us why you deleted disclosure in response to prior comment 12. If the subject of the deletions were a material factor considered by your board in determining whether to approve the transaction, it is unclear why you believe it is appropriate to not include such disclosure.

Fairness Opinion, page 39

8.	We refer to your response to prior comment 13 concerning the stock price analysis and page 26 of Barrier Advisors' December 22, 2010 presentation to your board of directors. Based on the December 22 presentation, it appears that the stock price analysis was presented to the board. Accordingly, please revise to summarize the range of valuations resulting from this analysis. See Item 1015(b)(6) of Regulation M-A.

9.	We refer to your response to prior comment 14. Please revise to disclose Mr. Benson's involvement in the preparation and provision of SyntheMed's internal projections used by Barrier Advisors. Also tell us, with a view toward disclosure, the business prospects and outlook of Pathfinder and registrant communicated by Dr. Franklin and Mr. Hickey to Barrier Advisors.

10.	We note your response to prior comment 16 and your revised disclosure at the bottom of page 40 concerning several material changes that have occurred since the delivery of the opinion. Please revise to disclose in greater detail the material changes to debt and losses for each company and how they impact, if at all, the relative valuations of the companies. Please also disclose whether and why the board believes that the fairness opinion remains reliable and whether the board has considered all material changes in making its current recommendation to shareholders to vote in favor of each proposal.

Discounted Cash Flow Analysis, page 42

11.	We refer to page 17 of Barrier Advisors' December 22, 2010 presentation to the board of directors and the projections that SyntheMed provided to Barrier Advisors. Please tell us why the product revenues used in the December 22, 2010 presentation appear to be less than the total REPEL-CV revenues that SyntheMed provided to Barrier Advisors.

Comparable Transactions Analysis, page 42

12.   Please reconcile the $28 million figure in the fourth sentence under the heading with your tabular disclosure.

Discounted Cash Flow Analysis, page 44

13.   We refer to page 31 of the December 22, 2010 presentation by Barrier Advisors to your board of directors. Please disclose the forecasts and projections on that page, including all assumptions underlying the calculations performed by Barrier Advisors.

Relative Valuation, page 47

14.   We note your revised disclosure in response to prior comment 20. Please revise to explain in greater detail how the relative weightings were determined for each company, including how it concluded to (1) apply a weight of 85% to the two highest valuation ranges for Pathfinder; and (2) apply a weight of only 10% to the highest valuation range for registrant.

Interests of Certain Directors . . ., page 48

15.   Please expand your revisions in response to prior comment 23 to clarify who was the counterparty to the negotiations led by Dr. Franklin and Mr. Gruber with respect to the compensation arrangements of the Special Committee and why those individuals led the negotiation on behalf of the registrant. Also tell us, with a view toward disclosure in an appropriate section of your document, such as the section beginning on page 31, the nature of the negotiations, including the date negotiations began and all offers and counteroffers made by the parties.

Principal Stockholders . . ., page 73

16.   We note your revisions in response to prior comment 27. Please expand to identify the natural persons who comprise the board of directors mentioned in note 3.

Pathfinder's Business, page 75

17.   We note your response to prior comment 29. Please:

  * revise the second paragraph under the heading to disclose the role of all
    Pathfinder affiliates in the referenced University of Glasgow research. In this
    regard, we note that Mr. Shiels, who is identified on page 74 as a prospective
    6.2% beneficial holder in the combined company, is listed as an author of the
    study you have provided to us, and

  * tell us the source of the power point slides that you have submitted to us in
    support of the disclosure referenced in the second, fifth and sixth bullets. Also, it
    appears that you provided only a portion of the power point presentation; please
    provide the entire presentation.

Intellectual Property, page 77

18.   Please expand your revisions in response to prior comment 31 to clarify the
        significance of each patent and patent application family. For example, does
        Pathfinder require the technology covered by both licenses in order to develop its
        intended product?

Note 3 – Notes Receivable – Synthemed, Inc.

19.   We note that you have a note receivable due from Synthemed, Inc. of $454,776 at
        December 31, 2010. Given the financial condition of Synthemed, please explain to us
        how you evaluated the collectability of this receivable. Clearly explain to us why you
        expect to receive future economic benefits from this receivable.

Note 6 – Long-Term Payable, page F-10

20.   We note your response to prior comment 38. Please further explain to us how the
        amounts presented here in Note 6 reconcile with the amounts presented in Note 4 for
        additional license fees payable to Massachusetts General Hospital.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act
of 1934 and all applicable Exchange Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are

responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Joe McCann at (202) 551-6262 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (via fax):   Keith Moskowitz, Esq. – Eilenberg & Krause LLP